UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the Fiscal Quarter Ended: September 30, 2006
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
The information contained herein is incorporated by reference in IONA Technologies PLC’s Registration Statements on Form F-3 (No. 333-13802) and on Form S-8 (Nos. 333-6850, 333-11384, 333-12326, 333-13224, 333-13330, 333-13494, 333-105348, 333-108869 and 333-137364).

Part I. FINANCIAL INFORMATION
Item 1. Financial Statements
IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	September 30,	December 31,
	2006	2005(1)
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$26,015	$27,936
Restricted cash (Note 4)	295	495
Marketable securities (Note 5)	23,552	23,685
Accounts receivable, net of allowance for doubtful accounts of $604 at September 30, 2006 and $740 at December 31, 2005	17,099	17,949
Prepaid expenses	2,519	2,033
Other assets	342	921

Total current assets	69,822	73,019

Property and equipment, net of accumulated depreciation of $19,694 at September 30, 2006 and $18,326 at December 31, 2005	3,110	3,893
Other non-current assets, net (Note 6)	386	191

Total assets	$73,318	$77,103

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Accounts payable	$1,862	$2,406
Accrued payroll and related expenses	5,404	5,385
Other accrued liabilities	10,662	10,226
Deferred revenue	14,439	22,708

Total current liabilities	32,367	40,725

Other non-current liabilities (Note 7)	1,016	1,137

Shareholders’ equity:

Ordinary shares, €0.0025 par value, 150,000,000 shares authorized; 35,796,459 and 35,360,538 shares issued and outstanding at September 30, 2006 and December 31, 2005, respectively	98	98
Additional paid-in capital	500,996	495,957
Accumulated deficit	(461,170)	(460,814)
Accumulated other comprehensive income	11	—

Total shareholders’ equity	39,935	35,241

Total liabilities and shareholders’ equity	$73,318	$77,103

(1)	The December balance sheet information has been derived from the December 31, 2005 audited consolidated financial statements.
The accompanying notes are an integral part of these condensed consolidated financial statements.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(Unaudited, U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Revenue:
Product revenue	$11,713	$9,397	$28,737	$22,749
Service revenue	8,612	8,030	26,314	24,964

Total revenue	20,325	17,427	55,051	47,713

Cost of revenue:
Cost of product revenue	254	83	409	254
Cost of service revenue	3,222	2,843	9,854	8,667

Total cost of revenue	3,476	2,926	10,263	8,921

Gross profit	16,849	14,501	44,788	38,792

Operating expenses:
Research and development	3,970	3,842	12,058	11,825
Sales and marketing	9,022	7,797	24,363	22,330
General and administrative	3,095	2,275	8,605	6,501
Amortization of other non-current assets	—	—	—	94
Restructuring (Note 7)	—	—	—	(97)

Total operating expenses	16,087	13,914	45,026	40,653

Income (loss) from operations	762	587	(238)	(1,861)
Interest income, net	469	174	1,296	565
Net exchange (loss) gain	(144)	(130)	(293)	41

Income (loss) before provision for income taxes	1,087	631	765	(1,255)
Provision for income taxes	590	193	1,121	548

Net income (loss)	$497	$438	$(356)	$(1,803)

Basic net income (loss) per ordinary share and per ADS	$0.01	$0.01	$(0.01)	$(0.05)
Shares used in computing basic net income (loss) per ordinary share and per ADS	35,725	35,226	35,574	35,075
Diluted net income (loss) per ordinary share and per ADS	$0.01	$0.01	$(0.01)	$(0.05)
Shares used in computing diluted net income (loss) per ordinary share and per ADS	36,997	35,740	35,574	35,075
The accompanying notes are an integral part of these condensed consolidated financial statements.

IONA Technologies PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, U.S. dollars in thousands)

	Nine Months Ended
	September 30,	September 30,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(356)	$(1,803)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,431	1,825
Share-based compensation	3,987	—
(Profit) loss on marketable securities	(110)	143
Provision for doubtful accounts	100	—
Loss on disposal of property and equipment	1	3
Changes in operating assets and liabilities:
Restricted cash deposits	200	3,000
Purchase of marketable securities	(8,927)	(21,826)
Sale of marketable securities	8,700	21,225
Accounts receivable	750	4,963
Prepaid expenses	(486)	451
Other assets	336	814
Accounts payable	(544)	(718)
Accrued payroll and related expenses	19	(2,306)
Other liabilities	315	(6,345)
Deferred revenue	(8,269)	(6,457)

Net cash used in operating activities	(2,853)	(7,031)

CASH FLOWS FROM INVESTING ACTIVITIES:
Sale of marketable securities	40,207	—
Purchase of marketable securities	(39,726)	—
Purchase of property and equipment	(601)	(879)

Net cash used in investing activities	(120)	(879)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs	1,052	998

Net cash provided by financing activities	1,052	998

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,921)	(6,912)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	27,936	33,250

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$26,015	$26,338

The accompanying notes are an integral part of these condensed consolidated financial statements.
Certain amounts reported in prior years have been reclassified to conform to the presentation in 2006 (see Note 5).

IONA Technologies PLC
Notes to Condensed Consolidated Financial Statements (Unaudited)
1. Description of Business and Basis of Presentation
IONA Technologies PLC (IONA) is organized as a public limited company under the laws of Ireland. IONA and its subsidiaries, all of which are wholly-owned (the Company), provide enterprise integration software and related customer support. The Company also provides professional services, consisting of customer consulting and training and, to a limited extent, product configuration and enhancement. The Company’s major customers, based on revenue, are corporate information technology departments of U.S. businesses. The Company also earns significant revenue from similar customers in European countries and the rest of the world.
These interim condensed consolidated financial statements have been prepared by IONA pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with United States generally accepted accounting principles (U.S. GAAP) for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals and adjustments to estimates of restructuring charges) have been made for a fair presentation of financial position, results of operations and cash flows at the dates and for the periods presented. The operating results for the three and nine months ended September 30, 2006, are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. For further information, refer to the consolidated financial statements and footnotes for the year ended December 31, 2005 included in IONA’s Annual Report on Form 20-F under the Securities Exchange Act of 1934, as amended.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.
In order to facilitate review on a comparable basis, certain amounts reported in prior periods have been reclassified in this report to conform to the presentation used for the current period.
2. Companies Acts, 1963 to 2005
The financial information relating to IONA included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990 in respect of the Consolidated Financial Statements for the years ended December 31, 2005, 2004 and 2003. Copies of the Consolidated Financial Statements for the year ended December 31, 2005 together with the report of the auditors thereon have been annexed to the relevant annual return that was filed after the annual general meeting of IONA held on August 24, 2006.

3. Share-Based Compensation
Valuation and Expense Information under SFAS 123(R)
On January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (SFAS 123R). Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (collectively, APB 25). In accordance with APB 25, compensation cost for share options was measured as the excess, if any, of the fair market value of IONA’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost was deferred and charged to expense ratably over the vesting period (generally four years).
The Company adopted SFAS 123R using the modified prospective transition method. Under that transition method, compensation cost recognized in the three and nine months ended September 30, 2006, includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the fair value on the date of grant estimated in accordance with the original provisions of Financial Accounting Standards No 123, Accounting for Share-based Compensation (SFAS 123) and b) compensation cost for all shared-based payments granted subsequent to January 1, 2006, based on the fair value on the date of grant estimated in accordance with the provisions of SFAS 123R. The results for the prior periods have not been restated.
As a result of adopting SFAS 123R on January 1, 2006, the Company’s net earnings for the three and nine months ended September 30, 2006 was $1.3 million and $4.0 million lower, respectively, than if the Company had continued to account for share-based compensation under APB 25 as it had in the comparable prior year periods. Diluted net earnings per share for the three and nine months ended September 30, 2006 was $0.04 and $0.11 lower, respectively, than if the Company had continued to account for share-based compensation under APB 25. The Company has not recognized any tax benefit related to share-based compensation cost as a result of the full valuation allowance on its net deferred tax assets related to its net operating loss carry forwards.
The following pro forma information sets forth the Company’s net income (loss) and net income (loss) per share assuming the SFAS 123 fair value method in accounting for employee share options and shares issued under the employee share purchase plan for the three and nine months ended September 30, 2005 (in thousands, except per share amounts):

	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2005
Net income (loss) as reported	$438	$(1,803)
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,880)	(10,645)

Pro forma net loss	$(2,442)	$(12,448)

Loss per share:
Basic and diluted — as reported	$0.01	$(0.05)
Basic and diluted — pro forma	$(0.07)	$(0.35)
The fair value for the share options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Risk-free interest rate	4.59%	5.00%	5.05%	4.32%
Expected dividend yield	—	—	—	—
Expected volatility	0.755	0.717	0.755	0.780
Expected life (years)	3.29	4.0	3.25	4.0

The fair value for rights to purchase awards under the 1999 Employee Share Purchase Plan was estimated at the date of grant using the following weighted-average assumptions:

	Three and Nine
	Months Ended
	September 30,
	2006	2005
Risk-free interest rate	4.8%	2%
Expected dividend yield	—	—
Expected volatility	0.755	0.836
Expected life (years)	0.5	0.5
The dividend yield of zero is based on the fact that IONA has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on historical volatility of IONA’s shares over the period commensurate with the expected life of the options. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. IONA uses the straight-line method for expense attribution.
IONA’s estimated option forfeiture rate in the three and nine months ended September 30, 2006 and 2005, based on its historical option forfeiture experience, is approximately 10%. IONA will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.
The following table sets for the weighted-average fair values of the options granted under IONA’s share option plans and shares subject to purchase under the employee share purchase plan based on the above assumptions:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Share option plans	$2.25	$1.77	$2.24	$2.56
Employee share purchase plan	$1.36	$1.14	$1.24	$1.54
During the first quarter of 2006, the Company granted 300,000 options incorporating market conditions which could accelerate vesting. The Company calculated the requisite service period of approximately 3.5 years using a Monte-Carlo simulation to simulate a range of possible future share prices for IONA. The Company used assumptions consistent with those input in its Black-Scholes option-pricing model to calculate the fair value on the date of grant of these options using a lattice model. The remaining unrecognized compensation expense on options with market condition vesting at September 30, 2006 was $0.5 million. The weighted average period over which the cost is expected to be recognized is approximately 1.8 years.
Employee Share Benefit Plans
As of September 30, 2006, IONA had the following share-based compensation plans:
1999 Employee Share Purchase Plan
In August 1999, IONA established a qualified Employee Share Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of IONA’s ordinary shares at a price equal to the lower of 85% of the closing price at the beginning and end of each semi-annual share purchase period. As of September 30, 2006, 1,347,678 shares have been issued under the plan and 652,322 shares are reserved for future purchases.
Employee Share Option Plans
Executive Share Option Scheme
IONA’s Executive Share Option Scheme has authorized the grant of options to purchase up to an aggregate of 1,125,500 ordinary shares for issuance to personnel. All options granted under the Executive Share Option Scheme have seven year terms and generally vest in equal installments on each of the first, second, third and fourth anniversaries of the date of grant. As of September 30, 2006, an aggregate of 125 ordinary shares are reserved for issuance upon the exercise of options outstanding under the Executive Share Option Scheme. Pursuant to the terms of the Executive Share Option Scheme, no additional option grants were permitted under this scheme after May 19, 2005.
1997 Share Option Scheme
The 1997 Share Option Scheme provides for the grant of share options to employees, consultants, directors and officers of IONA. The 1997 Share Option Scheme provided for the issuance of up to 12,900,000 of IONA’s ordinary shares. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of an incentive share option granted to an employee holding more than 10% of the total combined voting power of IONA. As of September 30, 2006, an aggregate 7,248,505 ordinary shares are reserved for issuance upon the exercise of options outstanding under the 1997 Share Option Scheme. Pursuant to the terms of the 1997 Share Option Scheme, no additional option grants were permitted under this scheme after August 24, 2006.
2006 Share Incentive Plan
The 2006 Share Incentive Plan provides for the grant of share options or other awards to employees, consultants, directors and officers of IONA. IONA has reserved 4,000,000 ordinary shares for issuance under the 2006 Share Incentive Plan. The plan provides for the grant of share options, restricted share awards, share appreciation rights and other share-based awards, including the grant of shares based upon certain conditions such as performance-based conditions and the grant of securities convertible into ordinary shares. Options granted under the 2006 Share Incentive Plan expire ten years from the date of grant or five years from the date of grant in the case of an incentive share option granted to an employee holding more than 10% of the total combined voting power of IONA. As of September 30, 2006, an aggregate of 4,000,000 ordinary shares are reserved for issuance upon the exercise of share options and other awards outstanding and available for grant under the 2006 Share Incentive Plan.
1997 Director Share Option Scheme
The 1997 Director Share Option Scheme provided for the grant of options to purchase a maximum of 500,000 ordinary shares of IONA to non-employee directors of IONA. As of September 30, 2006, an aggregate of 432,000 ordinary shares are reserved for issuance upon the exercise of options outstanding under the 1997 Director Share Option Scheme. Pursuant to the terms of the 1997 Director Share Option Scheme, no additional option grants were permitted under this scheme after August 24, 2006.
General Option Information
A summary of share option transactions follows (in thousands, except per share data):

			Weighted
			Average
		Weighted	Remaining
	Number	Average	Contractual	Aggregate
	of Options	Exercise Price	Term (Years)	Intrinsic Value (1)
Balance outstanding at December 31, 2005	6,622	$4.81
Granted	1,772	4.13
Forfeitures	(397)	4.63
Exercised	(262)	2.20

Balance outstanding at September 30, 2006	7,735	$4.76	8.0	$6,700

Exercisable as of September 30, 2006	3,655	$5.45	7.2	$3,997

(1)	The aggregate intrinsic value of the outstanding and exercisable share options as of September 30, 2006 was calculated based on the positive difference between the closing market value of IONA’s shares on September 30, 2006 ($4.50) and the exercise price of the underlying options.
During the nine months ended September 30, 2006, the total intrinsic value of share options exercised was $0.6 million. The unamortized fair value of share options as of September 30, 2006, was $9.2 million with a weighted average remaining recognition period of 1.3 years.
4. Restricted Cash
At September 30, 2006, the Company has approximately $0.3 million in restricted cash deposits with Citizens Bank which includes annual renewable letter of credit facilities for certain leased facilities. Should the Company not renew these letter of credit facilities or default on its rental obligations, $0.3 million will be payable to the lessors.

5. Marketable Securities
Marketable securities consist of corporate bonds and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, the Company invests primarily in high grade marketable securities to reduce risk of loss. On April 1, 2006, following a periodic review of its investment policy, management determined that it no longer intended to actively and frequently buy and sell these securities with the objective of generating profits on short-term differences in price and, accordingly, the Company’s investments in marketable securities would prospectively be classified as available-for-sale under the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), and unrealized holding gains and losses would be reflected in the Company’s accumulated other comprehensive income. Previously these investments were classified as trading securities.
In 2005, the Company concluded that it was appropriate to classify commercial paper as cash equivalents. Previously, such funds had been classified as marketable securities. These reclassifications resulted in a $3.6 million reduction in cash used in operations for the nine months ended September 30, 2005 and had no impact on the Company’s working capital or condensed consolidated statements of operations.
6. Other Non-Current Assets
Other non-current assets consist of the following (in thousands):

	September 30,	December 31,
	2006	2005
Amortizable intangible assets
Purchased technology	$150	$3,429
Accumulated amortization	(100)	(3,355)

Total amortizable intangible assets	50	74

Security deposits and other assets	336	117

Total other non-current assets, net	$386	$191

Other non-current asset amortization was less than $0.1 million and approximately $0.2 million for the nine months ended September 30, 2006 and 2005, respectively. In addition, other non-current asset amortization is estimated to be less than $0.1 million for the remainder of 2006 and less than $0.1 million in 2007.
7. Restructuring
During prior periods, the Company’s management and Board of Directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce, and other related costs.
During the third quarter of 2006, the Company recorded a $0.2 million charge related to a revision of lease estimates for previous restructurings. The Company also released $0.2 million of restructuring accruals related to the negotiation of a new sublease.
During the nine months ended September 30, 2005, the Company released $0.1 million of restructuring accruals related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits.
The following sets forth the Company’s accrued restructuring costs as of September 30, 2006 (in thousands):

Excess Facilities
Balance at December 31, 2005	$1,952
Charges	207
Adjustments in estimates resulting in credits	(207)
Cash outlays	(630)

Balance at September 30, 2006	$1,322

At September 30, 2006, restructuring amounts of $1.3 million remained accrued relating to remaining facility closure and consolidation costs. The Company expects cash outlays of $0.3 million will be made in the next twelve months, with the remaining cash outlays of $1.0 million to be made through the end of 2013.
Although the Company does not anticipate additional significant changes to its restructuring accruals, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or if the Company terminates its lease obligations prior to the scheduled termination dates.
In order to estimate the costs related to its restructuring efforts, management made its best estimates of the most likely expected outcomes of the significant actions to accomplish the restructuring. These estimates principally related to charges for excess facilities and included estimates of future sublease income, future net operating expenses of the facilities, brokerage commissions and other expenses. The charge was calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook following consultation with third party realtors, (3) an assessment of the period of time the facility would remain vacant before being sublet, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.
8. Net Income (Loss) Per Ordinary Share and ADS
The following sets forth the computation of basic and diluted net income (loss) per ordinary share and ADS (in thousands, except per share amounts):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Numerator:
Numerator for basic and diluted net income (loss) per ordinary share and ADS	$497	$438	$(356)	$(1,803)

Denominator:
Denominator for basic net income (loss) per ordinary share and ADS	35,725	35,226	35,574	35,075

Effect of employee share options	1,272	514	—	—

Denominator for diluted net income (loss) per ordinary share and ADS	36,997	35,740	35,574	35,075

Basic net income (loss) per ordinary share and ADS	$0.01	$0.01	$(0.01)	$(0.05)
Diluted net income (loss) per ordinary share and ADS	$0.01	$0.01	$(0.01)	$(0.05)
For the three months ended September 30, 2006, the total number of shares related to the outstanding options that were excluded from the calculation of diluted net income per share was 3,531,017 because such securities were not dilutive. For the three months ended September 30, 2005, 4,870,671 shares related to the outstanding options were excluded from the calculation of diluted net income per share because such securities were not dilutive.
For the nine months ended September 30, 2006 and 2005, all share options outstanding have been excluded from the calculation of the diluted net loss per share because all such securities were not dilutive. The total number of shares related to the outstanding options that were excluded from the calculations of diluted net loss per share was 7,734,741 for the nine months ended September 30, 2006, and 6,639,574 for the nine months ended September 30, 2005.

9. Accumulated Other Comprehensive Income (Loss)
The components of comprehensive income (loss), net of tax, are as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Net income (loss)	$497	$438	$(356)	$(1,803)
Other comprehensive income:
Unrealized holding gains arising during period	31	—	17	—
Less: reclassification adjustment for gains realized in net income	(6)	—	(6)	—

Net unrealized gains on investments	25	—	11	—

Total comprehensive income (loss)	$522	$438	$(345)	$(1,803)

10. Segment Information
The Company follows Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information (SFAS 131). SFAS 131 establishes standards for reporting information about operating segments. Operating segments are defined in SFAS 131 as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the guidance in SFAS 131, the Company has one operating segment for financial reporting purposes: Enterprise Infrastructure Software.
Sales by geographic area are presented based upon the end customer’s designated delivery point. Sales by geographic area are as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Americas	$11,858	$7,347	$28,112	$20,407
Europe, Middle East and Africa	5,453	8,186	17,835	21,258
Asia-Pacific Rim	3,014	1,894	9,104	6,048

Total	$20,325	$17,427	$55,051	$47,713

11. Contingencies
In the second quarter of 2006, IONA was notified by one of its customers that the customer was subject to a routine review by Japanese tax authorities and the Japanese tax authorities were reviewing certain transactions between the customer and IONA. The Japanese tax authorities asserted that IONA, not IONA’s Japanese subsidiary, was the contracting party in transactions with the customer and therefore, withholding tax and consumption tax were applicable to the transactions under review. After receiving this information from the customer, IONA reviewed its internal documentation, its provision for taxes payable and local laws. IONA also engaged external tax experts to consult with it regarding its aggregate exposure for this matter. During the three months ended September 30, 2006, the Japanese tax authority issued its assessment to the customer of the withholding tax and consumption tax due for the period under review. Pursuant to IONA’s agreement with the customer, IONA indemnified the customer for the assessed tax liabilities and remitted payment of the withholding tax and consumption tax due in September 2006. Accordingly, the related loss contingency was settled. This settlement resulted in a $0.9 million decrease in cash, $0.1 million increase in other receivables, $0.2 million increase in operating expenses related to consumption tax and a decrease in taxes payable of $0.6 million. In November 2006, IONA entered into similar discussions with another customer, which is an affiliate of said customer. IONA expects that these discussions will be resolved before the year end. The expected impact to the Company’s financial statements is unlikely to exceed a $0.5 million decrease in taxes payable, a $0.3 million decrease in net income and a $0.8 million decrease in cash in the quarter ending December 31, 2006.
The Company is involved in various legal proceedings and disputes that arise in the normal course of business. Disputes can be expensive and disruptive to normal business operations. The Company believes that it has meritorious defenses to these matters. In 2003 the Company settled a lawsuit which arose in connection with the termination of an employee by Netfish Technologies,

Inc. (Netfish) prior to IONA’s acquisition of Netfish. Since settlement of the underlying lawsuit, the Company has also reached settlement with Netfish’s insurers over payment of the legal fees incurred by the Company. Netfish’s former Chief Executive Officer asserts that the Company is obligated to reimburse him for his legal expenses incurred in connection with this suit. The Company vigorously disputes such assertion and is in discussions with the former Netfish Chief Executive Officer over the matter.
12. Recent Accounting Pronouncements
In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for the Company beginning January 1, 2007. The Company is in the process of determining the effect, if any, the adoption of FIN 48 will have on its consolidated financial statements.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective as of January 1, 2008. The Company is in the process of determining the effect, if any, the adoption of SFAS 157 will have on its consolidated financial statements.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying condensed consolidated financial statements for the periods specified and associated notes. Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding, among other things, our plans, objectives, expectations and intentions. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including risks and uncertainties relating to IONA’s cost management efforts; growth in market demand for service oriented architectures and enterprise service bus software; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; undetected errors in software; the integration of any future acquisitions; anticipated tax rates; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. You should not rely on these forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and we disavow and disclaim any obligation to do so. Further reference should be made to our Annual Report on Form 20-F under the Securities Act of 1934, as amended, and the consolidated financial statements for the year ended December 31, 2005 included therein.
Overview
We are in the infrastructure software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our software products enable customers to modernize and streamline their disparate information technology (IT) computing environments while lowering the operating costs of existing middleware investments and ultimately achieving greater return on investment on their existing investments. We also offer professional services, including ongoing customer support and maintenance, as well as high-level design consultation, education and product implementation.
We generate revenue from product license fees as well as fees for support and professional services. We recognize revenue in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9 and related interpretations (collectively, SOP 97-2). In accordance with United States generally accepted accounting principles (U.S. GAAP), we recognize software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable. We recognize customer support revenue over the term of the support agreement, which is generally 12 months. We recognize professional service revenue when the services are performed.

Our customers are corporate IT departments of large organizations with complex, heterogeneous computing environments and challenging integration problems. Our customers operate worldwide in a variety of industries including telecommunications, finance, manufacturing/distribution, banking, government, medical, computing, research and software.
To date, we have derived most of our revenue from the licensing of our enterprise integration software products that are currently comprised of our Orbix products, and fees from related services. We expect that Artix will increasingly contribute to our revenue. We market our products and services through our direct marketing and sales organizations and through indirect channels, including software vendors, system integrators, original equipment manufacturers, value-added resellers and, to a lesser extent, third-party distributors. Our total revenue is dependent on the growth in demand for our software. In general, product revenue in the first quarter of each year declines from the fourth quarter of the prior year in line with traditional seasonal trends.
Our total revenue was approximately $55.1 million for the nine months ended September 30, 2006, and $47.7 million for the nine months ended September 30, 2005. Total revenue from customers located outside the United States was approximately $26.9 million, or 48.9% of total revenue, for the nine months ended September 30, 2006, and $27.3 million, or 57.2% of total revenue, for the nine months ended September 30, 2005. As a percentage of total revenue, product revenue was approximately 52.2% for the nine months ended September 30, 2006, and 47.7% for the nine months ended September 30, 2005.
Our gross margins are affected by the mix of product and service revenue and the mix of distribution channels we use. We typically realize significantly higher gross margins on product revenue than on service revenue. Product gross margins as a percentage of product revenue were approximately 98.6% and 98.9% for the nine months ended September 30, 2006 and 2005, respectively. The slight decline in product gross margin year-over-year is primarily attributable to a distributor royalty on a single contract in the nine months ended September 30, 2006, which was not incurred during the same period of the prior year. Gross margins as a percentage of service revenue were approximately 62.6% and 65.3% for the nine months ended September 30, 2006 and 2005, respectively. The decrease in service gross margin was primarily attributable to share-based compensation costs incurred in the current year upon adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, (SFAS 123R) as well as an increase in external contract labor used to service consulting revenue.
We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5%, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for such favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future.
In 2001, we acquired Netfish Technologies, Inc. (Netfish). The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. If we made no claims for indemnification, 75% of the 504,598 ordinary shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 ordinary shares, or 126,150 shares, would have been distributed in May 2003. In May 2002, we held back 142,045 ordinary shares to cover indemnification claims made by us. In May 2003, an additional 126,150 ordinary shares were held back to cover the indemnification claims that we previously made. If pending indemnification claims are resolved in a manner unfavorable to us, up to 268,195 ordinary shares held back by us could be distributed to the former holders of Netfish shares.
Critical Accounting Policies and Estimates
Our Condensed Consolidated Financial Statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the Condensed Consolidated Financial Statements, as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:
•	Revenue Recognition;

•	Restructuring Charge;

•	Allowances for Doubtful Accounts;

•	Legal Contingencies;

•	Accounting for Income Taxes;

•	Impairment of Other Non-Current Assets;

•	Foreign Currency; and

•	Share-Based Compensation.
In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See “Notes to the Consolidated Financial Statements” included in our Annual Report on Form 20-F under the Securities Act of 1934, as amended, and the consolidated financial statements for the year ended December 31, 2005 included therein, which contain additional information regarding our accounting policies and other disclosures required by U.S. GAAP.
     Revenue Recognition
We recognize the majority of our revenue pursuant to software license agreements. While the basis for software license revenue recognition is substantially governed by the provisions of SOP 97-2, Software Revenue Recognition, we exercise judgment and use estimates in connection with the determination of the amount of software license and services revenue to be recognized in each accounting period.
The Company does not enter into arrangements to deliver software requiring significant production, modification or customization to its software products. For software license arrangements we recognize revenue when: (1) we enter into a legally binding arrangement with a customer for the license of software; (2) we deliver the products or perform the services; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Substantially all of our license revenue is recognized in this manner.
For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by vendor specific objective evidence (VSOE). VSOE of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. We maintain management approved price lists for our product licenses, customer support and professional services. We infrequently offer discounts on our customer support or professional services, and if offered, such discounts are insignificant. If we cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, we defer revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, we use the residual method to record revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.
We believe that our normal pricing and discounting practices provide a basis for establishing VSOE of fair value for the undelivered elements based on the following facts:
•	Support contracts are regularly sold on a stand-alone basis to customers that choose to renew the support contract beyond the initial term. Support contract pricing is based on established list pricing. The renewal purchases at consistent pricing provide the basis for VSOE on the support contracts. Support revenue is recognized ratably over the contract term.

•	Consulting contracts are regularly sold on a stand-alone basis to customers requesting these services. Consulting contract pricing is at a daily flat rate and customers purchase an appropriate number of service days. The consulting services delivered on a stand-alone basis at consistent pricing provide the basis for VSOE on the consulting contracts. Consulting revenue is recognized as the services are performed.
We perform a quarterly analysis of all contracts to ensure that the actual allocation of fair value to undelivered elements is not significantly different from the established VSOE rates for the individual elements. The analysis is segmented by geographical region and type of customer (i.e. end-user licensee or licensee with rights of distribution).
We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are generally net 30. Payment terms, however, may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date, but that are due within twelve months, are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

We assess whether collection is probable at the time of the transaction based on a number of factors, including the customer’s past transaction history and credit-worthiness. If we determine that the collection of the fee is not probable, we defer the fee and recognize revenue at the time collection becomes probable, which is generally upon the receipt of cash.
We generally deliver products F.O.B shipping or electronically, and our software arrangements typically do not contain acceptance provisions. Accordingly, delivery is usually satisfied when the product leaves our premises, or if shipped electronically, when the customer has been provided with access codes to allow them to take immediate possession of the software.
Revenue for consulting services is generally recognized on a time and material basis. Revenue from royalty arrangements in excess of guaranteed amounts is recognized upon notification of such royalties payable by the customer.
     Restructuring Charge
During prior periods, we recorded restructuring charges to align our cost structure with changing market conditions. Our restructuring plan resulted in a reduction in headcount and the closure and consolidation of excess facilities. In determining the charges to record, we made certain estimates and judgments surrounding the amounts ultimately to be paid for the actions we have taken. At September 30, 2006, there were accruals recorded for the costs to exit certain facilities and lease obligations, which may be adjusted periodically for resolution of certain contractual commitments or changes in sublease income or the period of time the facilities will be vacant and subleased. During the third quarter of 2006, we recorded a $0.2 million charge related to a revision of lease estimates for previous restructurings and then released $0.2 million of restructuring accruals related to a lease negotiation. During the nine months ended September 30, 2005, we reached final settlement with several employees that had been included in a previous restructuring charge. The settlements resulted in a credit to restructuring of $0.1 million for the nine months ended September 30, 2005. Although we do not anticipate additional significant changes to our restructuring accruals, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or we terminate our lease obligations prior to the scheduled termination dates.
In order to estimate the costs related to our restructuring efforts, management made its best estimates of the most likely expected outcomes of the significant actions to accomplish the restructuring. These estimates principally related to charges for excess facilities and included estimates of future sublease income, future net operating expenses of the facilities, brokerage commissions and other expenses. The operating lease charges were calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook following consultation with third party realtors, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.
These estimates are reviewed at the end of each period and would be revised if estimated future vacancy rates and sublease rates vary from our original estimates. Historically, our estimates and assumptions used to determine the liability for excess facilities have been consistent with actual results experienced. Revisions to our estimates of this liability could materially impact our operating results and financial position in future periods if anticipated events and assumptions, such as the timing and amounts of sublease rental income, either change or do not materialize.
     Allowances for Doubtful Accounts
We maintain allowances for doubtful accounts, as a reduction of accounts receivable, based on our analyses of the likelihood our customers will not pay us all the amounts due us. In circumstances where there is knowledge of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably believed to be collectable. For all our customers we perform an analysis, which includes a review of their credit profiles, the terms and conditions of the contracts with our customers, and the current economic trends and payment history. We reassess these allowances each accounting period. Historically, our actual losses and credits have been consistent with these provisions. If actual payment experience with our customers is different than our estimates, adjustments to these allowances may be necessary resulting in additional charges to our Condensed Consolidated Statement of Operations.
     Legal Contingencies
We are involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess our potential financial exposure, in consultation with external counsel, based on the facts and circumstances available to us and the probability of potential loss arising from the claim. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Any revisions in the estimates of the potential liabilities could have a material impact on our consolidated results of operations, financial position or cash flows.
     Accounting for Income Taxes
Significant judgment is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Any differences could have a material effect on our income tax provision and net income (loss) in the period in which such determination is made.
Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets by the amount of tax benefits which we estimate are not expected to be realized. Tax benefits will not be realized if we do not generate sufficient taxable income in the future to apply against the deferred tax balance. As of September 30, 2006, a valuation allowance equal to the value of the deferred tax assets was maintained. In the event we determined we could realize our deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax assets would increase net income (loss) in the period such a determination was made.
In addition, we operate within multiple taxing jurisdictions and may be subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. We believe adequate provisions for income taxes have been made.
     Impairment of Other Non-Current Assets
Included in other non-current assets are costs of technology purchased or acquired from acquisitions which have reached technological feasibility. The costs of technology have been capitalized and are amortized over the period during which benefits are expected to accrue, currently estimated between three and four years. We are required to test our non-current assets for impairment whenever events or circumstances indicate that the value of the assets may be impaired. Factors we consider important, which could trigger impairment include:
•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our share price for a sustained period; and

•	significant decline in our market capitalization relative to net book value.
When events and circumstances indicate that the carrying value may not be recoverable, we will recognize an impairment loss. Any impairment loss would be measured by comparing the fair value of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding future business conditions and operating results in order to estimate future cash flows to determine the fair value of the respective assets. If the asset’s carrying value is not recoverable through the related cash flows, the asset is considered to be impaired. The impairment is measured by the difference in the asset’s carrying amount and its fair value, based on the best information available, including market prices or discounted cash flow analysis. If these estimates or the related assumptions change in the future, we could be required to record additional impairment charges.

     Foreign Currency
The U.S. dollar is our functional currency. A percentage of our revenue, expenses, assets and liabilities are denominated in currencies other than our functional currency. Assets and liabilities denominated in currencies other than the U.S. dollar are translated at period end exchange rates. Revenue and expenses denominated in currencies other than the U.S. dollar are translated at rates approximating those ruling at the dates of the related transactions. Resulting gains and losses are included in net income (loss) for the period. Fluctuations in exchange rates may have a material adverse effect on our consolidated results of operations, particularly our operating margins, and could also result in exchange gains and losses. We cannot accurately predict the impact of future exchange rate fluctuations on our consolidated results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. However, because the majority of our sales and expenses are currently U.S. dollar-based, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies other than the U.S. dollar. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases as a result of a decrease in the percentage of U.S. dollar-based transactions. We had no derivative or hedging transactions in 2006 or 2005.
     Share-Based Compensation
On January 1, 2006, we adopted the fair value recognition provisions of SFAS 123R. Prior to January 1, 2006, we accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123, Accounting for Share-based Compensation (SFAS 123). In accordance with APB 25 no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying shares on the date of grant.
We adopted SFAS 123R using the modified prospective transition method. Under that transition method, compensation cost recognized in the three and nine months ended September 30, 2006, includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The results for the prior periods have not been restated.
In order to facilitate the comparison by investors of our current results with our results in prior periods, we have provided certain non-GAAP financial measures which exclude the effect of share-based compensation expenses. We believe the use of pro forma measures in addition to GAAP measures is an additional useful method of evaluating our results of operations.
As a result of adopting SFAS 123R on January 1, 2006, our net earnings for the three and nine months ended September 30, 2006 was $1.3 million and $4.0 million lower, respectively, than if we had continued to account for share-based compensation under APB 25 as we had in the comparable prior year periods. Diluted net earnings per share for the three and nine months ended September 30, 2006 was $0.04 and $0.11 lower, respectively, than if we had continued to account for share-based compensation under APB 25.
We have not recognized, and do not expect to recognize in the near future, any tax benefit related to employee share-based compensation cost as a result of the full valuation allowance on our net deferred tax assets and our net operating loss carryforwards. The unamortized fair value of share options as of September 30, 2006, was $9.2 million with a weighted average remaining recognition period of 1.3 years.
The fair value of each option is estimated on the date of grant using the Black-Scholes option valuation model with the weighted average assumptions noted in the table in Note 3 of Notes to Condensed Consolidated Financial Statements. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatility is based on the historical volatility of our shares. We used the straight-line method for expense attribution.
The Company’s estimated option forfeiture rate in both the three and nine months ended September 30, 2006 and 2005, based on its historical option forfeiture experience, is approximately 10%. The Company will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.
The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected life of the share-based award and share price volatility. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if other assumptions had been used, our share-based compensation expense could have been materially different. In addition, we are required to estimate the expected option forfeiture rate and only recognize expense for those shares expected to vest. If our actual option forfeiture rate is materially different from our estimate, the share-based compensation expense could be materially different.
Results of Operations
The following table sets forth certain condensed consolidated statements of operations data as a percentage of total revenue for the periods presented:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Revenue:
Product revenue	57.6%	53.9%	52.2%	47.7%
Service revenue	42.4	46.1	47.8	52.3

Total revenue	100.0	100.0	100.0	100.0
Cost of revenue:
Cost of product revenue	1.2	0.5	0.7	0.5
Cost of service revenue	15.9	16.3	17.9	18.2

Total cost of revenue	17.1	16.8	18.6	18.7

Gross margin	82.9	83.2	81.4	81.3
Operating expenses:
Research and development	19.6	22.0	21.9	24.8
Sales and marketing	44.4	44.7	44.3	46.8
General and administrative	15.2	13.1	15.6	13.6
Amortization of other non-current assets	—	—	—	0.2
Restructuring	—	—	—	(0.2)

Total operating expenses	79.2	79.8	81.8	85.2

Income (loss) from operations	3.7	3.4	(0.4)	(3.9)
Interest income, net	2.3	1.0	2.4	1.2
Net exchange (loss) gain	(0.7)	(0.8)	(0.6)	0.1

Income (loss) before provision for income taxes	5.3	3.6	1.4	(2.6)
Provision for income taxes	2.9	1.1	2.0	1.2

Net income (loss)	2.4%	2.5%	(0.6)%	(3.8)%

Gross margin:
Product	97.8%	99.1%	98.6%	98.9%
Service	62.6%	64.6%	62.6%	65.3%
Three months ended September 30, 2006, compared to three months ended September 30, 2005
Total Revenue
Total revenue increased by 16.6% to $20.3 million for the three months ended September 30, 2006, from $17.4 million for the three months ended September 30, 2005. Total revenue from customers located outside of the United States represented 41.7% of total revenue for the three months ended September 30, 2006, and 57.8% of total revenue for the three months ended September 30, 2005, or $8.5 million and $10.1 million, respectively. The total number of transactions over $250,000 was 13 for the three months ended September 30, 2006, compared to nine during the same period of 2005. There was an increase in average transaction size to $82,000 for the three months ended September 30, 2006, from approximately $68,000 for the three months ended September 30, 2005.
Product Revenue. Product revenue increased by 24.6% to $11.7 million during the three months ended September 30, 2006, from $9.4 million during the three months ended September 30, 2005. The increase in product revenue was attributable to increased sales of our Artix product family and the increase in average transaction size; specifically there were two transactions greater than $1 million each during the three months ended September 30, 2006.
Service Revenue. We provide professional services, consisting of consulting and training, technical support for all of our products and, to a limited extent, product configuration and enhancement. Consulting services provided by us include training and assisting customers with the effective use and deployment of our products. Customer support or maintenance generally includes support by means of telephone, e-mail, facsimile and customer on-site assistance as well as access to certain product upgrades. Service revenue increased by 7.2% to $8.6 million during the three months ended September 30, 2006, from $8.0 million during the three months ended September 30, 2005. Maintenance revenue increased $0.2 million to $7.5 million during the three months ended September 30, 2006 from $7.3 million during the same period of 2005. The increase in maintenance revenue is primarily related to an increase in Artix support contracts partially offset by the expiration of Orbix support contracts from prior years. We expect to continue to experience declines in our Orbix support contracts as customers migrate from Orbix to Artix. Consulting and training revenue increased by $0.4 million, or 63.3%, to $1.1 million during the three months ended September 30, 2006 from $0.7 million during the same period of 2005. The increase in consulting and training revenue is primarily attributable to consulting engagements relating to our Artix product family.
Cost of Revenue
Cost of Product Revenue. Cost of product revenue consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties, amortization of certain intangible assets and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of product revenue was $0.3 million for the three months ended September 30, 2006 and $0.1 million for the same period of 2005, resulting in a product gross margin of 97.8% for the three months ended September 30, 2006 and 99.1% for the three months ended September 30, 2005. The decline in product gross margin year-over-year is primarily attributable to a distributor royalty on a single contract in the three months ended September 30, 2006, which was not incurred during the same period of the prior year. We expect that cost of product revenue will increase in dollar amount for the remainder of 2006 due to increases in royalty expenses.
Cost of Service Revenue. Cost of service revenue consists primarily of personnel costs for consultancy, training, customer support, product configuration and enhancement, and related expenses incurred to provide services under customer contracts. Cost of service revenue was $3.2 million, resulting in a service gross margin of 62.6%, for the three months ended September 30, 2006, compared to $2.8 million, or a service gross margin of 64.6%, for the three months ended September 30, 2005. The decrease in service gross margin was primarily attributable to share-based compensation costs incurred in the current year upon adoption of SFAS 123R, as well as an increase in external contract labor used to service consulting revenue. The average number of service personnel decreased to 55 for the three months ended September 30, 2006 from 56 for the three months ended September 30, 2006. We expect that cost of service revenue will increase in dollar amount for the remainder of 2006 due to a small increase in outsourcing expenses.
Operating Expenses
Research and Development. Research and development expenses consist primarily of salaries and benefits of research and development personnel, costs of third-party contractors, personnel-related overhead allocation, depreciation expenses arising from the acquisition of computer equipment, software license fees and related indirect costs. Research and development expenses were $4.0 million, or 19.6% of total revenue, for the three months ended September 30, 2006, compared to $3.8 million, or 22.0% of total revenue, for the three months ended September 30, 2005. The increase in research and development expense in dollar amount was primarily the result of approximately $0.3 million of share-based compensation costs incurred in the current period upon adoption of SFAS 123R, partially offset by cost reduction measures including the movement towards lower cost geographies. The average number of research and development personnel increased slightly to 131 for the three months ended September 30, 2006 from 129 for the three months ended September 30, 2005. We expect that research and development expenses will increase in dollar amount for the remainder of 2006 due to expenses related to our open source software initiative.
Sales and Marketing. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits of sales and marketing personnel, personnel-related overhead allocation, travel, entertainment, advertising and promotional expenses, and related indirect costs. Sales and marketing expenses were $9.0 million, or 44.4% of total revenue, for the three months ended September 30, 2006, compared to $7.8 million, or 44.7% of total revenue, for the three months ended September 30, 2005. The increase in sales and marketing expenses in dollar amount was primarily the result of volume related direct selling expenses and approximately $0.4 million of share-based compensation costs incurred in the current period upon adoption of SFAS 123R. Additionally, a payment made to a customer in the Asia-Pacific Rim region to resolve a consumption tax issue spanning the last three years and an accrual to resolve a foreign payroll tax liability arising out of the 2001 termination of employees of an acquired company contributed to the increase in sales and marketing expenses in the current year. The average number of sales and marketing personnel increased to 110 for the three months ended September 30, 2006 from 107 for the three months ended

September 30, 2005. We expect that sales and marketing expenses will increase in dollar amount for the remainder of 2006 due to a small increase in sales headcount, volume related direct selling expenses and expense related to our open source software initiative.
General and Administrative. General and administrative expenses consist primarily of salaries and benefits of financial, administrative and management personnel, general office administration expenses (rent and occupancy, telephone and other office supply costs), and related indirect costs. General and administrative expenses also include professional fees, liability insurance and depreciation. General and administrative expenses were $3.1 million, or 15.2% of total revenue, for the three months ended September 30, 2006, compared to $2.3 million, or 13.1% of total revenue, for the three months ended September 30, 2005. The increase in general and administrative expenses was primarily the result of approximately $0.4 million of share-based compensation costs incurred in the current period upon adoption of SFAS 123R. The remaining increase was primarily the result of increased audit and compliance fees and compensation expenses. The average number of general and administrative personnel was 53 for both the three months ended September 30, 2006 and 2005. We expect that general and administrative expenses will remain at similar dollar amounts for the remainder of 2006.
Income from Operations
We generated operating income of $0.8 million, or 3.7% of total revenue, for the three months ended September 30, 2006, compared to $0.6 million, or 3.4% of total revenue for the three months ended September 30, 2005. The improved operating results in both dollar amount and as a percentage of total revenue, was primarily the result of increased revenue from our Artix product family. The improved operating results was partially offset by $1.3 million of share-based compensation costs incurred in the current period upon adoption of SFAS 123R.
Interest Income, Net
Interest income, net, primarily represents interest earned on cash and investment balances. Interest income, net was $0.5 million for the three months ended September 30, 2006, compared to $0.2 million for the three months ended September 30, 2005. The increase in interest income, net was primarily due to an increase in interest rates for the three months ended September 30, 2006, compared to the three months ended September 30, 2005.
Net Exchange Loss
Net exchange loss was $0.1 million for both the three months ended September 30, 2006 and 2005. The net exchange loss for both periods was primarily due to the average strength of the U.S. dollar against the Japanese yen.
Provision for Income Taxes
Provision for income taxes was $0.6 million for the three months ended September 30, 2006 compared to $0.2 million for the three months ended September 30, 2005. The increase in the provision for income taxes was primarily due to improved operating income and interest and penalties related to the aforementioned withholding tax payment to a customer in the Asia-Pacific Rim region. The provision for income taxes reflects the proportion of income in jurisdictions outside of the Republic of Ireland.
Nine months ended September 30, 2006, compared to nine months ended September 30, 2005
Total Revenue
Total revenue increased by 15.4% to $55.1 million for the nine months ended September 30, 2006, from $47.7 million for the nine months ended September 30, 2005. Total revenue from customers located outside the United States was approximately $26.9 million, or 48.9% of total revenue, for the nine months ended September 30, 2006, and $27.3 million, or 57.2% of total revenue, for the nine months ended September 30, 2005. The total number of transactions over $250,000 increased to 34 for the nine months ended September 30, 2006, from 29 for the nine months ended September 30, 2005. There was an increase in average transaction size to $62,000 for the nine months ended September 30, 2006, from approximately $55,000 for the nine months ended September 30, 2005.
Product Revenue. Product revenue increased by 26.3% to $28.7 million during the nine months ended September 30, 2006, from $22.7 million during the nine months ended September 30, 2005. The increase in product revenue was attributable to increased sales of our Artix product family and the increase in average transaction size.

Service Revenue. Service revenue increased by 5.4% to $26.3 million during the nine months ended September 30, 2006, from $25.0 million during the nine months ended September 30, 2005. Maintenance revenue decreased $0.2 million during the nine months ended September 30, 2006 to $22.2 million from $22.4 million during the nine months ended September 30, 2005. The decrease in maintenance revenue is primarily related to the expiration of Orbix support contracts from prior years partially offset by Artix support contracts. We believe that, in general, product revenue in respect of a new product family will be generated in advance of generating related service revenue. As a result of this time lag between product revenue and related service revenue, the Artix products are currently contributing to our product revenue, but support revenue for the Artix products has not yet fully offset the decline in the service revenue related to Orbix products. Consulting and training revenue increased by $1.5 million to $4.1 million during the nine months ended September 30, 2006 from $2.6 million during the same period of 2005. The increase in consulting and training revenue is primarily attributable to consulting engagements relating to our Artix product family.
Cost of Revenue
Cost of Product Revenue. Cost of product revenue was $0.4 million for the nine months ended September 30, 2006 and $0.3 million for the same period of 2005. This resulted in a product gross margin of 98.6% and 98.9% for the nine months ended September 30, 2006 and September 30, 2005, respectively. The decline in product gross margin year-over-year is primarily attributable to a distributor royalty on a single contract in the nine months ended September 30, 2006, which was not incurred during the same period of the prior year.
Cost of Service Revenue. Cost of service revenue was $9.9 million, resulting in a service gross margin of 62.6%, for the nine months ended September 30, 2006, compared to $8.7 million, or a service gross margin of 65.3%, for the nine months ended September 30, 2005. The decrease in service gross margin was primarily attributable to share-based compensation costs incurred in the current year upon adoption of SFAS 123R, as well as an increase in external contract labor used to service consulting revenue. The average number of service personnel increased to 56 for the nine months ended September 30, 2006, from 54 for the nine months ended September 30, 2005.
Operating Expenses
Research and Development. Research and development expenses were $12.1 million, or 21.9% of total revenue, for the nine months ended September 30, 2006, compared to $11.8 million, or 24.8% of total revenue, for the nine months ended September 30, 2005. The increase in research and development expense in dollar amount was primarily the result of approximately $0.9 million of share-based compensation costs incurred in the current year upon adoption of SFAS 123R, partially offset by cost reduction measures including the movement towards lower cost geographies. The average number of research and development personnel was 129 for both the nine months ended September 30, 2006 and 2005.
Sales and Marketing. Sales and marketing expenses were $24.4 million, or 44.3% of total revenue, for the nine months ended September 30, 2006, compared to $22.3 million, or 46.8% of total revenue, for the nine months ended September 30, 2005. The increase in sales and marketing expenses in dollar amount was primarily the result of approximately $1.3 million of share-based compensation costs incurred in the current year upon adoption of SFAS 123R. Additionally, a payment made to a customer in the Asia-Pacific Rim region to resolve a consumption tax issue spanning the last three years and an accrual to resolve a foreign payroll tax liability arising out of the 2001 termination of employees of an acquired company contributed to the increase in sales and marketing expenses in the current year. The average number of sales and marketing personnel increased to 109 for the nine months ended September 30, 2006 from 108 for the nine months ended September 30, 2005.
General and Administrative. General and administrative expenses were $8.6 million, or 15.6% of total revenue, for the nine months ended September 30, 2006, compared to $6.5 million, or 13.6% of total revenue, for the nine months ended September 30, 2005. The increase in general and administrative expenses was primarily the result of approximately $1.3 million of share-based compensation costs incurred in the current year upon adoption of SFAS 123R. The remaining increase was primarily the result of increased audit and compliance fees and compensation expenses. The average number of general and administrative personnel decreased to 52 for the nine months ended September 30, 2006, from 53 for the nine months ended September 30, 2005.
Amortization of Other Non-Current Assets. Amortization of other non-current assets was nil for the nine months ended September 30, 2006, compared to $0.1 million for the nine months ended September 30, 2005. The decrease in amortization of other non-current assets is primarily attributable to the full amortization of certain intangible assets.
Restructuring. During the nine months ended September 30, 2005, we released $97,000 of restructuring accruals related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits.

Loss from Operations
We generated an operating loss of $0.2 million, or 0.4% of total revenue, for the nine months ended September 30, 2006, compared to an operating loss of $1.9 million, or 3.9% of total revenue, for the nine months ended September 30, 2005. The reduced operating loss in both dollar amount and as a percentage of total revenue, was primarily the result of increased revenue in our Artix product family. The reduced operating loss was partially offset by $4.0 million of share-based compensation costs incurred in the current year upon adoption of SFAS 123R.
Interest Income, Net
Interest income, net was $1.3 million for the nine months ended September 30, 2006, compared to $0.6 million for the nine months ended September 30, 2005. The increase in interest income, net was primarily due to an increase in interest rates for the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005.
Net Exchange (Loss) Gain
Net exchange loss was approximately $0.3 million for the nine months ended September 30, 2006, compared to a net exchange gain of less than $0.1 million for the nine months ended September 30, 2005. The change from a net exchange gain for the nine months ended September 30, 2005, to a net exchange loss for the nine months ended September 30, 2006, was primarily due to the average strength of the Euro against the U.S. dollar.
Provision for Income Taxes
Provision for income taxes was $1.1 million for the nine months ended September 30, 2006 compared to $0.5 million for the nine months ended September 30, 2005. The increase in the provision for income taxes was primarily due to improved operating income and interest and penalties related to the aforementioned withholding tax payment to a customer in the Asia-Pacific Rim region. The provision for income taxes reflects the proportion of income in jurisdictions outside of the Republic of Ireland.
Liquidity and Capital Resources
Our capital requirements relate primarily to facilities, employee infrastructure and working capital requirements. Historically, we have funded our cash requirements primarily through the public and private sales of equity securities, operating leases, and from operations. At September 30, 2006, we had cash and cash equivalents, restricted cash, and marketable securities of $49.9 million, representing a decrease of $0.6 million from September 30, 2005, and a decrease of $2.3 million from December 31, 2005. At December 31, 2005, we had cash and cash equivalents, restricted cash, and marketable securities of $52.1 million.
The following table shows the major components of our condensed consolidated statements of cash flows:

	Nine Months Ended
	September 30,
	2006	2005
	(U.S. dollars, in thousands)
Cash and cash equivalents, beginning of period	$27,936	$33,250
Net cash used in operating activities	(2,853)	(7,031)
Net cash used in investing activities	(120)	(879)
Net cash provided by financing activities	1,052	998

Cash and cash equivalents, end of period	$26,015	$26,338

Net cash used in operating activities was $2.9 million for the nine months ended September 30, 2006, compared to $7.0 million for the nine months ended September 30, 2005. The decrease in cash used in operating activities from the nine months ended September 30, 2005, to the nine months ended September 30, 2006, reflects primarily improved operating results in the current year partially offset by an increase in accruals for other current liabilities and accrued payroll and related expenses.
As of September 30, 2006, we had approximately $0.3 million of irrevocable letters of credit outstanding in connection with facility leases, which renew annually for the duration of the lease terms, which expire in May 2007 and July 2011. The investments pledged for security of the letters of credit are presented as restricted cash in our condensed consolidated balance sheets.

To the extent that non-cash items increase or decrease our future operating results, there will be no corresponding impact on our cash flows. After excluding the effects of these non-cash charges, the primary changes in cash flows relating to operating activities result from changes in working capital. Our primary source of operating cash flows is the collection of accounts receivable from our customers. Our operating cash flows are also impacted by the timing of payments to our vendors for accounts payable. We generally pay our vendors and service providers in accordance with the invoice terms and conditions. The timing of cash payments in future periods will be impacted by the terms of accounts payable arrangements and management’s assessment of our cash inflows.
Net cash used in investing activities was $0.1 million for the nine months ended September 30, 2006, compared to $0.9 million for the nine months ended September 30, 2005. This decrease primarily relates to a change in the classification of our investments in the second quarter of 2006. On April 1, 2006, management determined that, as a result of a change in circumstances, the Company’s investments in marketable securities would prospectively be classified as available-for-sale under the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), and unrealized holding gains and losses would be reflected in the Company’s accumulated other comprehensive loss. Previously these investments were classified as trading securities. Capital expenditures of $0.6 million for the nine months ended September 30, 2006 were relatively consistent with the corresponding period in the prior year. We expect capital expenditures in 2006 to remain relatively flat.
Net cash provided by financing activities was $1.0 million for both the nine months ended September 30, 2006 and 2005. For both the nine months ended September 30, 2006 and 2005, net cash provided by financing activities resulted primarily from the proceeds from the exercise of share options and the sale of shares under our 1999 Employee Share Purchase Plan.
We are obligated to make average lease payments of approximately $2.7 million per year through 2023 (subject to an option to exit in 2013) with respect to our Dublin, Ireland facility; approximately $0.9 million per year through 2011 with respect to our Waltham, Massachusetts facility; approximately $0.3 million per year through 2014 (subject to an option to exit in 2009) with respect to our Reading, U.K. facility; approximately $0.2 million per year through 2007 with respect to our New York, New York facility; approximately $0.1 million through 2007 with respect to our Tokyo, Japan facility; approximately $0.1 million through 2008 with respect to our Beijing, China facility; approximately $0.1 million through 2007 with respect to our Shanghai, China facility; approximately $0.1 million through 2008 with respect to our Newfoundland, Canada facility; and approximately $0.1 million through 2009 with respect to our London, U.K. facility.
As of September 30, 2006, future minimum lease payments under contractual operating lease obligations includes approximately $1.3 million provided for as accrued restructuring costs and is included in other accrued liabilities and other non-current liabilities on the condensed consolidated balance sheets.
We anticipate our operating costs will remain relatively stable for the foreseeable future and as a result we intend to fund our operating expenses through cash flows from operations. We expect to use our cash resources to fund capital expenditures as well as acquisitions or investments in complementary businesses, technologies or product lines. We believe that our current cash, cash equivalents and marketable securities and cash flows from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next twelve months.
It is possible that, when needed, adequate funding may not be available to us or, if available, may not be available on terms favorable to us. In addition, we may decide to issue additional equity or debt securities for such funding, which could dilute the ownership of existing shareholders. Any shortfall in our capital resources could result in our limiting the introduction or marketing of new products and services, which could have a material adverse effect on our business, financial condition and results of operations.
Exposure to Currency Fluctuations
Our Condensed Consolidated Financial Statements are prepared in U.S. dollars, our functional currency. A percentage of our revenue, expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. As a result of currency fluctuations, we recognized an exchange loss of approximately $0.3 million for the nine months ended September 30, 2006, and an exchange gain of less than $0.1 million for the nine months ended September 30, 2005. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the U.S. dollar. However, because the majority of our sales and expenses are currently made in U.S. dollar, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases due to a decrease in the percentage of U.S. dollar-based transactions. See also Item 3 “Quantitative and Qualitative Disclosures About Market Risk.” We had no derivative or hedging transactions in the nine months ended September 30, 2006.

Item 3. Quantitative and Qualitative Disclosures about Market Risk
There have been no material changes in market risk exposures from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2005.
Part II. OTHER INFORMATION
Item 1. LEGAL PROCEEDINGS
The information set forth in Note 11 to the Notes to the Condensed Consolidated Financial Statements is incorporated by reference herein.
Item 1A. RISK FACTORS
We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. In addition to the other information set forth in this report, you should carefully consider the factors discussed in “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2005, which could materially affect our business, financial condition or future results. These are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or operating results.
In addition to the risks described in our Annual Report on Form 20-F for the year ended December 31, 2005, the loss of one or more major customers could materially and adversely affect our results of operations and financial condition.
Sales to our two largest customers represented approximately 31.6% and 20.8% of our net revenue for the three and nine months ended September 30, 2006, respectively. The loss of either or both of these customers could have a material adverse effect on our results of operations or financial condition. If we were unable to maintain our customer relationships or lose their business to a competitor and fail to replace them with new customers, or if any major customer significantly decreases its orders for our products and services, our results of operations and financial condition could be materially and adversely affected. We expect that our largest customers will continue to account for a significant portion of our revenue in fiscal 2006 and for the foreseeable future.

Item 2. Unregistered sales of equity Securities and Use of Proceeds
On February 24, 1997, IONA’s Registration Statement on Form F-1 (File No. 333-6396) became effective. The net proceeds to IONA from the related offering were $59,574,654. IONA has filed Form SR disclosing the sale of securities and the use of proceeds therefrom through May 24, 1997. Except for the information regarding the use of proceeds, no information disclosed in such Form SR has changed. The following are the uses of proceeds from the effective date of the Registration Statement (February 24, 1997) through September 30, 2006:

Purchase and installation of furniture and fixtures	$14,462,000
Purchase and installation of machinery and equipment	34,904,000
Short-term debt instruments	9,828,654
Redemption of outstanding Preference Shares and payment of accrued and unpaid dividends thereon	380,000
Item 4. Submission of matters to a vote of security holders
Our annual meeting of shareholders was held on August 24, 2006, in Dublin, Ireland. At the meeting, the following matters were voted on by our shareholders and approved by the following votes:

	Shares Voted	Shares Voted	Votes Withheld/
	For	Against	Abstentions
Election of directors:
John Conroy	14,512,169	49,077	98,818
Christopher J. Horn	12,457,104	36,182	2,166,728
Bruce J. Ryan	14,509,169	49,077	101,818
No other persons were nominated, nor received votes, for election or re-election as a director of IONA at the 2006 annual meeting. The other directors of IONA whose terms continued after the 2006 annual meeting were Kevin Melia, Peter M. Zotto, Sean Baker, Ivor Kenny, Jim D. Maikranz and Francesco Violante.

Proposal to receive and consider the consolidated financial statements of IONA for year ended December 31, 2005 and the Reports of the Directors and the Auditors thereon	14,615,571	9,303	35,010
Proposal to authorize the Audit Committee of the Board of Directors to fix the Auditor’s remuneration	14,549,557	41,543	68,964
Proposal to approve the adoption of the 2006 Share Incentive Plan	9,369,003	5,218,247	72,814
To authorize IONA to purchase its own shares and to set the price range for the re-issue of treasury shares off-market	14,444,512	149,194	66,358

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IONA Technologies PLC
Date: November 13, 2006	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer